

spartan stores, inc.

THE FOOD PEOPLE

Overview

❋Investment Highlights

❋Retail and Distribution Segment Profiles

❋Vision

❋Strategy

  ❋ Retail and Distribution

  ❋ Acquisitions

❋Management Changes

❋Profitability Improvement Initiatives

❋Financial Overview

❋Summary

Investment Highlights

* Strong regional food retailer and distributor, with significant growth opportunities as a result of:

    * Acquisition of retailers

    * Shift of business to higher margin segment of food industry

    * Synergies as a result of acquisition integration

    * Innovative grocery distribution marketing strategy

* Restructured board and executive management team

* Strong market share positions in existing markets

Investment Highlights - Continued

✳ Strong financial performance including 5 consecutive quarters of year over year earnings improvements

✳ Continued growth in sales, margins and earnings in Fiscal 2001

　　✳ Sales increase of 15.7%

　　✳ Comp stores sales growth of 6.5%

　　✳ EBITDA increase of 37.7%

✳ Compelling valuation

　　✳ P/E multiple well below peer group average

Retail Segment



Retail Segment - Continued

✳ $1.5 billion of FY 2001 pro forma revenues

✳ Operates: 102 grocery stores and 25 deep discount food/drug combo stores

   ✳ 37 stores throughout northern and central Michigan

   ✳ 19 stores in metropolitan Grand Rapids, Michigan

   ✳ 71 stores in southern Michigan, Toledo, Ohio and central Ohio markets

✳ Neighborhood market strategy has been an effective competitive approach against Meijer, Wal-Mart and Kroger

Retail Segment - Continued

✷Grocery Store Format

  ✷Sizes range from 16,000 to 60,000 sq. ft.

  ✷Average 40,000 sq. ft.

  ✷Significant "niche" between 100,000+ sq. ft. supercenters and 10,000 sq. ft. convenience stores

✷Food/Drug Combo Store Format

  ✷Sizes range from 10,000 to 50,000 sq. ft.

  ✷Average 29,000 sq. ft.

  ✷Niche marketing opportunity between the traditional supermarket and the drug store

  ✷Limited product assortment at a substantial discount

Retail Segment - Continued

Retail store growth from 0 to 127 in 28 months

Number of Retail Stores



Metropolitan Market Share

❋ *Spartan's retail grocery stores have strong market share in their specific markets*



Distribution Segments



Distribution Segments

Grocery Distribution

✴ $1.4 billion of FY 2001 pro forma revenues

✴ 9th largest grocery distributor in U.S.

✴ Extensive private label offering (approximately 2,400 SKU's) generating higher margins

✴ Serve approximately 350 independent locations in MI, IN, OH

✴ Distribution facilities total approximately 2.1 million sq. ft. with locations in: Grand Rapids, MI, Plymouth, MI and Toledo, OH

Distribution Segments - Continued

Convenience Distribution

✴ $900 million of FY 2001 pro forma revenues

✴ 6th largest convenience store distributor in U.S.

✴ Serve 6,600 locations in 8 states (Michigan, Georgia, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee and West Virginia)

✴ Distribution facilities total 340,000 sq. ft with locations in (Grand Rapids, Gahanna and Louisville)

Michigan Market Share

❋ *Spartan supplied and owned grocery stores have a leading retail market share in Michigan*



Company Vision

✳ A dominant regional food retailer operating neighborhood markets with the scale and efficiency of a self-distributing chain

✳ "Essential" to our distribution customers' success

✳ An industry leader in efficiency and profitability

Strategic Transformation -- Sales Mix

March 27, 1999

March 31, 2001



0.4%

31.7%

67.9%

■ Grocery Distribution ■ Convenience Distribution ■ Other

$2.7 Billion in Revenues



26.1%

0.2%

33.1%

40.6%

□ Retail   ■ Grocery Distribution
■ Convenience Distribution ■ Other

$3.5 Billion in Revenues

Retail Segment - Strategy

✳ Neighborhood Market

   ✳ Capitalize on franchise established by acquisition targets, while delivering the scale and efficiencies of a self-distributing chain

   ✳ The alternative to the "supercenters" - points of difference

      ✳ Convenient locations

      ✳ Personalized service

      ✳ Targeted merchandise selection recognizing unique demographics

      ✳ Superior quality "branded" offerings

      ✳ Deliver variety, quality, freshness and value to draw customers

Retail Segment - Strategy

✳ Neighborhood Market, con't.

  ✳ Promotional strategy

  ✳ High/low promotional merchandising message

  ✳ Comprehensive background pricing program

  ✳ Enhance margin and sales by establishing "value" as the focus of marketing

  ✳ Expand successful multi-tiered private label program

  ✳ Build brand and store loyalty

  ✳ Higher margins

Distribution Segment - Strategy

❋ Leverage strength as top 10 grocery and convenience store distributor to add value to our independent retail customers

❋ Leverage our relationships with our existing and future customers to provide a foundation for future growth

❋ Continue to rationalize products, services and operations to be the most cost effective distributor in markets served

❋ Establish common technology platform

Distribution Segment - Strategy

- ✳ Retail Marketing Network
  - ✳ Synergistic approach to marketing and merchandising, bringing the best practices and scale of a self-distributing chain to the independent grocer
    - ✳ Retail operational focus changing distribution approach
    - ✳ Common marketing and promotional programs across banners
    - ✳ Common merchandising programs
  - ✳ Benefits
    - ✳ Enhance sales and margin growth
    - ✳ Guaranteed execution to manufacturer leveraging our buying power
    - ✳ Reduces distribution and transportation costs
    - ✳ Increased impact of promotions across network
    - ✳ Reduced administrative cost for network participants
  - ✳ Bridge between traditional distribution customers and acquired chains

19

Acquisition Strategy

✳ A key element to earnings growth

✳ Acquisition criteria

  ✳ Exit strategy of choice for independent grocery retailers operating neighborhood supermarkets in contiguous markets throughout the Midwestern United States

  ✳ Profitable stores that can benefit from more efficient management and increased buying leverage

  ✳ Accretive to earnings within 12 to 24 months

✳ Acquisitions will be targeted to add an additional 5%-10% revenue growth annually

Spartan Stores, Inc. THE FOOD PEOPLE

Acquisition Strategy - History

	Acquisition Date	Number of Stores
Ashcraft's Markets	January 1999	8
Family Fare Supermarkets	March 1999	13
Glen's Markets	May 1999	22
Great Day Food Centers	December 1999	3
Food Town Super Markets	August 2000	71
Prevo's Family Markets	March 2001	10













Management Changes

✺ Assembled additional talent to ensure success

✺ EVP and CFO (K-Mart)

✺ EVP of Sales and Marketing (Raley's)

✺ VP of Spartan Retail Store Operations (H.E.B.)

✺ VP of Merchandising (Meijer's)

✺ Treasurer (Geisinger/Servistar)

✺ Div. VP of Finance - Retail (Kroger)

✺ Div. VP of Store Operations - South (Raley's)

✺ Div. VP of Food Service Operations (H.E.B.)

Profitability Improvement Initiatives

- ❋ Increase EBITDA margin from 2.8% to 4.0%

- ❋ Achieve Food Town synergies of $6 million

- ❋ Drive distribution costs to best in class

- ❋ Leverage purchasing scale across organization

- ❋ Focus on revenue growth of 10 to 15 percent annually

Financial Overview - Continuing Operations

✱*Spartan has realized strong sales growth*

(continuing operations $ in 000's)



- FY 2001 comp store sales growth of 6.5%

Financial Overview - Continued

❋ *With solid EBITDA performance*

(continuing operations $ in 000's)



Financial Overview -- Pro Forma

✻*Fiscal 2001 and Fiscal 2000*

(continuing operations $ in 000's)

Pro Forma Sales



Adjusted Pro Forma EBITDA



Financial Overview -- *FY 2001 and FY 2000*

Combined Balance Sheet ($ in 000's)	Actual Mar. 31, 2001	Actual Mar. 25, 2000
Cash and Marketable Securities	$ 49,539	$ 57,050
Other Current Assets	277,999	199,730
Other Assets	194,164	135,202
Net Property & Equipment	289,143	178,591
Total Assets	$ 810,845	$ 570,573
Total Current Liabilities	$ 219,996	$ 144,470
Current Portion of Long-term Debt	38,478	23,862
Long-term Debt & Capital Lease Obligations	306,632	266,071
Other Long-term Liabilities	27,326	10,163
Total Shareholder's Equity	218,413	126,007
Total Liabilities & Shareholder's Equity	$ 810,845	$ 570,573

Summary

- Accelerate sales and earnings growth through retail acquisitions

- Achieve synergy between retail and distribution operations

- Integrate, consolidate, and streamline operations

- Seize unique opportunities of leading regional market position

- Create long-term shareholder value

Forward Looking Statements

This presentation contains forward-looking statements that involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Internal and external factors that might cause such a difference include, but are not limited to, competitive pressures among food retail and distribution companies, changes in the interest rate environment and general economic and market conditions, unanticipated difficulties assimilating and integrating acquisitions, unanticipated difficulties in retail operations, labor shortages or stoppages, and other factors described in the Spartan Stores' Annual Report on Form 10-K and other filings with the SEC. Spartan Stores disclaims any intention or obligation to update or revise any forward-looking statements.



spartan stores, inc.
THE FOOD PEOPLE